iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

August 17, 2023

VIA EDGAR

Kyle Wiley

Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iClick Interactive Asia Group Limited (the “Company”)
Form 20-F for the Year Ended December 31, 2022 (“FY 2022 20-F”)
Filed May 11, 2023
File No. 001-38313

Dear Mr. Wiley and Ms. Thompson:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 20, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2022 20-F.

Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 162

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company acknowledges the Staff’s comment and advises that the Company has obtained and reviewed the materials described below for the required disclosures with respect to the Company under paragraphs (a), (b)(2) and (b)(3).

The Company is not owned by governmental entities in its jurisdiction of incorporation (paragraph (b)(2)) and is not owned or controlled by governmental entities in the jurisdiction with respect to its registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

According to the Company’s register of members, as of the date of the FY 2022 20-F (May 11, 2023), the Company had 48,848,863 ordinary shares outstanding, comprising 43,814,436 Class A ordinary shares1 and 5,034,427 Class B ordinary shares outstanding. Each Class A ordinary share has one (1) vote in a general meeting of the Company and each Class B ordinary share is entitled to twenty (20) votes in a general meeting of the Company.

Of the outstanding ordinary shares:

•	83.3%, representing 28.1% of the voting power in the Company’s ordinary shares, were held by the Depositary on behalf of ADS holders.

The Company generally does not know the identities of ADS holders and their holding information, other than through the Schedule 13D or 13G filings/amendment filings (the “Beneficial Ownership Filings”) of principal shareholders, and the monthly reports provided by the Depositary summarizing ADS holding positions of financial institutional investors based on their Form 13F filings (the “Depositary Monthly Report”). None of the Beneficial Ownership Filings as of the date of the FY 2022 20-F and the Depositary Monthly Report as of April 28, 2023 has revealed ownership or control by any governmental entities;

•	10.4% (including the ordinary shares in the form of ADSs), representing 61.2% of the voting power in the Company’s ordinary shares, were directly or indirectly owned by the directors and executive officers of the Company.

Based on the confirmation letters signed by each of the Company’s directors and executive officers and their respective holding companies (where applicable), these shares are not owned or controlled by any governmental entities;

1 The number of Class A ordinary shares outstanding does not include (i) 1,093,585.5 Class A ordinary shares held by Arda Holdings Limited underlying the options granted but not yet exercised and the options reserved for issuance under the Company’s 2018 Share Incentive Plan, and (ii) 103,208.5 Class A ordinary shares bulk issuance to JPMorgan Chase Bank N.A., the depositary for the Company’s American Depositary Share (“ADS”) program (the “Depositary”) to facilitate issuance under the Company’s Post-IPO Share Incentive Plan.

•	5.2%, representing 1.8% of the voting power in the Company’s ordinary shares, were held by Marine Central Limited, which is majority owned by Mr. Jianjun Huang. Based on the Company’s register of members as of May 11, 2023, and Schedule 13D jointly filed by Mr. Jianjun Huang and Marine Central Limited on December 20, 2022, these shares do not appear to be owned or controlled by any governmental entities.

•	3.9% (including the ordinary shares in the form of ADSs), representing 9.8% of the voting power in the Company’s ordinary shares, were held by Baozun Inc. (“Baozun”).

Baozun is a public company listed on the Nasdaq Global Select Market and Hong Kong Stock Exchange. Based on Baozun’s 2022 annual report filed with the Commission on April 25, 2023, no Cayman Islands or PRC government entities own any shares in, nor any PRC governmental entities have a controlling financial interest in, Baozun, or its variable interest entity and the subsidiaries of its variable interest entity.

Based on the analysis and materials described above, the Company believes that, as of the date of the FY2022 20-F, it is not owned by governmental entities in its jurisdiction of incorporation (paragraph (b)(2)) and is not owned or controlled by governmental entities in the jurisdiction with respect to its registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest with respect to the Company (paragraph (b)(3)).

None of the consolidated foreign operating entities of the Company is owned by governmental entities in their respective jurisdictions of incorporation (paragraph (b)(2)) or is owned or controlled by the governmental entities in the jurisdiction with respect to their registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the consolidated foreign operating entities’ registered public accounting firm do not have a controlling financial interest with respect to the consolidated foreign operating entities (paragraph (b)(3)).

For discussions regarding the consolidated foreign operating entities of the Company pursuant to paragraphs (a), (b)(2) and (b)(3), please refer to the Company’s response to Comment 2 below.

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “the Company,” which you appear to indicate on page 1 of your Form 20-F refers to iClick Interactive Asia Group Limited without its subsidiaries. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide us with the following information:

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company acknowledges the Staff’s comment and supplements the following information with respect to its consolidated foreign operating entities, including the variable interest entity, or VIE, and the VIE’s subsidiaries, pursuant to Items 16I(a), (b)(2), (b)(3) and (b)(5).

The Company’s consolidated foreign operating entities are incorporated in the Cayman Islands, British Virgin Islands, Singapore, Hong Kong and mainland China.

The Company’s Consolidated Foreign Operating Entities (Other Than the VIE and the VIE’s Subsidiaries)

The Company directly or indirectly owns all the equity interest in all the Company’s consolidated foreign operating entities (other than the VIE and the VIE’s subsidiaries), except for Turbo Summit Holdings Limited (“Turbo Summit”) and Sky Gem International Limited (“Sky Gem”).

With respect to Turbo Summit, which is incorporated in Hong Kong, the Company, through its directly and indirectly wholly-owned subsidiaries, owns an aggregate of 80.0% of its equity interest. Mr. Tse Kar Ho Simon owns the remaining 20.0% equity interest. Based on the confirmation letter signed by him, neither Mr. Tse Kar Ho Simon has any contractual or other arrangement with any governmental entities with respect to his holding in Turbo Summit, nor is aware of any circumstances, that could result in any governmental entity having any controlling financial interest in Turbo Summit.

With respect to Sky Gem, which is incorporated in the British Virgin Islands, the Company, through its directly and indirectly wholly-owned subsidiaries, owns an aggregate of 51.0% of its equity interest. Pacific Golden International Limited (“Pacific Golden”) owns the remaining 49.0% equity interest. Based on the confirmation letter signed by Pacific Golden, no governmental entities directly or indirectly, including through a proxy or agent, own any shares in Pacific Golden. Neither Pacific Golden has any contractual or other arrangement with any governmental entities with respect to its holding in Sky Gem, nor is aware of any circumstances, that could result in any governmental entity having any controlling financial interest in Sky Gem.

The VIE and the VIE’s Subsidiaries

Through a series of contractual arrangements among Beijing OptAim Network Technology Co., Ltd., which is the VIE, Mr. Jian Tang, who is the sole nominee shareholder of the VIE, and iClick Data Technology (Beijing) Limited, which is a wholly-owned subsidiary of the Company, iClick Data Technology (Beijing) Limited has effective interest in 100% of the VIE. In addition, based on the confirmation letter signed by him, neither Mr. Jian Tang has any contractual or other arrangement with any governmental entities with respect to his holding in the VIE, nor is aware of any circumstances, that could result in any governmental entity having any controlling financial interest in the VIE.

The VIE directly owns 36.8% of the equity interest in Anhui Myhayo Technology Co., Ltd. (“Anhui Myhayo”), and indirectly owns, through Anhui Myhayo, 36.8% of the equity interest in Shanghai Myhayo Technology Co., Limited. (“Shanghai Myhayo”). Anhui Myhayo owns 100% of the equity interest in Shanghai Myhayo. Anhui Myhayo and Shanghai Myhayo are both incorporated in mainland China.

Of the remaining 63.2% equity interest in Anhui Myhayo, (i) 55.2% is owned by Mr. Xiang Yuan, the legal representative and a director of Anhui Myhayo. Based on the confirmation letter signed by him, neither Mr. Xiang Yuan has any contractual or other arrangement with PRC or any other governmental entities with respect to his holding in Anhui Myhayo, nor is aware of any circumstances, that could result in any PRC or any other governmental entity having any controlling financial interest in Anhui Myhayo; and (ii) 8.0% is owned by Hefei New Economy Industry Development Investment Co., Ltd., which is a PRC state-owned enterprise. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Anhui Myhayo.

Based on the above, none of the consolidated foreign operating entities of the Company is owned by governmental entities in their respective jurisdictions of incorporation (paragraph (b)(2)) or is owned or controlled by the governmental entities in the jurisdiction with respect to their registered public accounting firm (paragraph (a)). The governmental entities in the jurisdiction with respect to the consolidated foreign operating entities’ registered public accounting firm do not have a controlling financial interest with respect to the consolidated foreign operating entities (paragraph (b)(3)).

In addition, the Company has reviewed the respective articles (or equivalent organizing documents) of its consolidated foreign operating entities. None of these documents contain any charter of the Chinese Communist Party, including the text of any such charter.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that it made inquiries with, and reviewed the bios of, its directors and the directors of its consolidated foreign operating entities. The Company also obtained signed confirmation letters from each of these directors confirming that they are not members or officials of the Chinese Communist Party.

Based on the above, the Company does not believe that its directors or directors of its consolidated foreign operating entities include any officials of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company acknowledges the Staff’s comment and confirms, without qualification, that the articles of the Company and its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

If you have any questions regarding the FY 2022 20-F, please contact Mr. David Zhang, the Chief Financial Officer of iClick Interactive Asia Group Limited, by telephone at +852 3700 9000 or via e-mail at david.zhang@i-click.com.

Very truly yours,

By:	/s/ David Zhang
Name:David Zhang
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP